November 14, 2019

Carlos Moreira
Chief Executive Officer
WISeKey International Holding AG
General-Guisan-Strasse 6
CH-6300 Zug, Switzerland

       Re: WISeKey International Holding AG
           Amendment No. to 1 to Registration Statement on Form 20-F Filed November 8, 2019
           File No. 001-39115

Dear Mr. Moreira:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
References to our prior comments refer to our letter dated October 30, 2019.

Amendment 1 to Form 20-F Filed on November 8, 2019

Item 4. Information on the Company
History and Development of the Company, page 28

1. You state in your response to prior comment 1 that if the WiseCoin AG spin-out is completed prior to effectiveness, you will provide pro forma information pursuant to
      Article 11. Please also confirm that to the extent a spin-out is probable, even it it has not yet been completed, you will also provide the required pro forma information.
Item 10: Addtional Information
Share Capital, page 88

2. Your disclosure indicates that there is a "voting privilege" for Class A shares over Class B shares due to differences in par value. Beyond the circumstances where votes are required based on par value, it is unclear how Class A shares have a voting preference in
 Carlos Moreira
WISeKey International Holding AG
November 14, 2019
Page 2
      circumstances where both Class A and Class B shares have one vote per share. Please clarify and consider providing explanatory examples of situations where investors would be allowed to vote for matters that are not one vote per share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameCarlos Moreira
                                                           Division of
Corporation Finance
Comapany NameWISeKey International Holding AG
                                                           Office of Technology
November 14, 2019 Page 2
cc:       Herman H. Rasp . Esq.
FirstName LastName